

NYSE
AN ICE EXCHANGE

April 6, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Medium Term Senior Notes, Series N, Floating Rate Notes Due March 21, 2029 of CITIGROUP GLOBAL MARKETS HOLDINGS INC. guaranteed by CITIGROUP INC. under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com